Exhibit 12.1

TranMontaigne Partners L.P. and subsidiaries

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For purposes of computing the ratio of earnings to fixed charges, "earnings" are defined as income or loss before income taxes and income or loss from unconsolidated affiliates plus fixed charges and distributions from unconsolidated affiliates less capitalized interest. "Fixed charges" consist of interest expensed and capitalized, amortization of debt issuance costs, and an estimate of interest within rent expense. You should read the ratio of earnings to fixed charges in conjunction with our consolidated financial statements.

	Year ended December 31, 2017
	2017		2016		2015		2014		2013
	(Dollars in thousands)
Earnings:
Add (deduct):
Net earnings	48,493		44,106		41,689		32,463		34,726
Fixed charges	13,211		10,249		9,491		9,022		8,406
Amortization of capitalized interest	125		125		125		156		—
Distributions from unconsolidated affiliates	17,128		17,861		19,649		10,053		1,467
Capitalized interest	(418)		(509)		(162)		(1,397)		(3,580)
Earnings from unconsolidated affiliates	(7,071)		(10,029)		(11,948)		(4,443)		321
Total adjusted earnings	71,468		61,803		58,843		45,854		41,340

Fixed charges:
Estimate of interest expense within rental expense	1,099		1,135		1,159		1,161		1,139
Interest expense	10,473		7,787		7,396		5,489		2,712
Amortization of deferred financing costs	1,221		818		774		975		975
Captialized interest	418		509		162		1,397		3,580
Total fixed charges	13,211		10,249		9,491		9,022		8,406

Ratio of earnings to fixed charges	5.4	x	6.0	x	6.2	x	5.1	x	4.9	x